Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82 – 35005

11th August, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 11th August, 2008 as per requirements of the Listing Agreement to the Stock Exchanges in India, intimating Book Closure for the purpose of Annual General Meeting and payment of dividend, if approved at the ensuing 4th Annual General Meeting.

A Copy of the aforesaid letter is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

11th August, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Notice of Book Closure

Pursuant to Clause 16 of the Listing Agreement entered into with the Stock Exchanges, we enclose herewith a duly completed format being intimation of the Book Closure fixed from Tuesday, the 23rd September, 2008 to Tuesday, the 30th September, 2008 (both the days inclusive) for the purpose of Annual General Meeting and payment of dividend, if approved at the ensuing 4th Annual General Meeting of the members of the Company.

You are requested kindly to take the same on record and inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Name of the Company: **Reliance Communications Limited**

Security Code*	Type of Security & paid up value	Book Closure From To	Record Date	Purpose
RCOM* 532712**	Equity Shares Rs. 5 paid-up	Tuesday 23rd September, 2008 To Tuesday, 30th September, 2008 (both the days inclusive)	N. A.	To determine the entitlement, if any, for payment of dividend for the year ended 31st March, 2008 and for the purpose of Annual General Meeting.

* As per the National Stock Exchange.
** As per the Bombay Stock Exchange.

For Reliance Communications Limited

Hasit Shukla
Company Secretary

Date :- 11.08.2008

END